UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 0-20405
_______________________________

IOS Capital, LLC
 (Exact name of registrant as specified in its charter)

1738 Bass Road
P. O. Box 9115
Macon, Georgia 31208
(478) 471-2300

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.750% Notes due 2004
7.250% Notes due 2008
5% Convertible Subordinated Notes Due 2007

(Title of each class of securities covered by this Form)

n/a

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remain)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	[ ] [ ] [ ] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[X] [ ] [ ] [ ] [ ]

         Approximate number of holders of record as of the certification or notice date: Zero*

         *Effective March 30, 2004, IOS Capital, LLC (“IOSC”) merged with and into IKON Office Solutions, Inc. (“IKON”) (NYSE: IKN). Upon the effectiveness of such merger, the securities covered by this Form were converted into securities of IKON, and the rights and obligations of IOSC relating to such securities were assigned to, and assumed by, IKON.

        Pursuant to the requirements of the Securities Exchange Act of 1934, IKON Office Solutions, Inc. (as successor by merger to IOS Capital, LLC) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 28, 2004	By: /S/ WILLIAM S. URKIEL William S. Urkiel Senior Vice President and Chief Financial Officer